UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cricut, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

22658D100

(CUSIP Number)

January 11, 2024

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22658D100

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,046,977
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,046,977

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,046,977
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%*
12	TYPE OF REPORTING PERSON PN

*

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 227,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 227,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 227,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12	TYPE OF REPORTING PERSON PN

*

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,273,978*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,273,978*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,273,978*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 6,046,977 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 227,001 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,273,978*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,273,978*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,273,978*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 6,046,977 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 227,001 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,273,978*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,273,978*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,273,978*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 6,046,977 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 227,001 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Issuer on December 19, 2023 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4 Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 22658D100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually